Mail Stop 7010

      December 13, 2005

Via U.S. mail and facsimile

Mr. Maurice M. Taylor Jr.
President and Chief Executive Officer, Titan International, Inc.
2701 Spruce Street
Quincy, IL  62301

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the period ended September 30, 2005
			File No. 1-12936

Dear Mr. Taylor:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please provide to us your intended disclosure.
These revisions should be included in your future filings.

Properties, page 11

2. Specifically state whether each of your properties is owned or leased. In this regard, we suggest you present a table summarizing your owned and leased properties, and indicating whether such facilities are active or idled. See Item 102 of Regulation S-K for guidance.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 14

3. In light of your facility consolidations, discuss your current capacity utilization and whether you have any current plans to increase or decrease your production capacity. Also, discuss the potential effects of these plans (if any) on your financial results with emphasis on any known trends or uncertainties. See Item 303
(a)(3)(ii) of Regulation S-K.

Results of Operations, page 19

4. Please disclose the extent to which each business reason discussed for the changes between periods in your results of operations contributed to the overall change in the various line items. In this regard, we note that when discussing changes in the various line items, you cite price increases, higher demand, higher sales volume, and facility consolidations. In circumstances where there is more than one business reason for the change, quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303 of Regulation S-K and SEC Release 33-8350.

Contractual Obligations and Off-Balance Sheet Arrangements, page
29

5. Please revise your table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Note 1.  Summary of significant accounting policies, page F-8

6. Please disclose the types of expenses that you include in the cost
of sales line item and the types of expenses that you include in the
selling, general and administrative expenses line item.  Please also
tell us whether you include purchasing and receiving costs,
inspection costs, warehousing costs, internal transfer costs, and the
other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
?		in a footnote the line items that these excluded costs
are
included in and the amounts included in each line item for each period presented, and
?	in MD&A that your gross profit margins may not be comparable to
those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling, general and administrative expenses.

Inventories, page F-8
7. You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for similar types of inventory. If so, disclose your basis for doing this. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method. If this is the case for some of your inventory, please identify the foreign countries with similar inventory categories to those you use the LIFO method for in the U.S., and tell us separately for each country why you do not use the LIFO method for your inventories in that country. If you are permitted to use the LIFO method in that country, tell us why your selective use of LIFO for similar types of inventories is appropriate.

Note 25.  Litigation

8. Please provide a description of the Dyneer legal matter as well as the disclosures required by paragraphs 9 and 10 of SFAS 5.

Form 10-Q for the Period Ended September 30, 2005

General

9. Please address the comments above in your interim filings as well.

Note 7.  Restricted cash deposits, page 8

10. Please tell us how you determined it is not appropriate to accrue for the full judgment amount for the matter of Vehicular
Technologies
v. Titan Wheel in accordance with SFAS 5.

Note 14.  Income taxes, page 11

11. During the quarter ended March 31, 2005 you recorded a provision for income taxes of $1,245,000. Subsequently you recorded income tax benefits of $434,000 during the quarter ended June 30, 2005 and $811,000 during the quarter ended September 30, 2005. Please tell us how you arrived at the amount of income tax benefit or provision to be recorded during each of the quarters in the nine month period ended September 30, 2005.

*    *    *    *
		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to Nudrat Salik, Review Accountant, at (202)
551-
3692.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Maurice M. Taylor Jr.
December 13, 2005
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE